                                                                    EXHIBIT 99.1

ADVANSTAR REALIGNS & INTEGRATES INTERNET ACTIVITIES
---------------------------------------------------

BOSTON - March 15, 2001 - Advanstar Communications Inc., a leading worldwide business information company, announced plans to more tightly focus the activities of the Company's internet subsidiary, Advanstar.com. These plans will have the effect of more closely integrating many of the sales, marketing, technology and operating functions of Advanstar.com with Advanstar Communications, and the Company's core activities in publishing, tradeshows, and marketing services. In addition, the Company will reduce the number of internet products scheduled for introduction in 2001.

"For over a year, we have been heavily investing in the development of innovative and exciting new internet products to extend the range of our integrated market-focused product offerings. As we move from development to implementation to product rollout, we concluded it would be better for our customers and more efficient for the company to more fully integrate the sales and marketing activities for these new products under the leadership of our Advanstar Communications market teams," said Robert Krakoff, Chairman and CEO of Advanstar.

Jean-Marc Levy, President and CEO of Advanstar.com added, "Advanstar's great potential on the Web is drawn from the core strength of Advanstar Communications and its existing content, customer base and brands, and the promotional platform it provides to serve our customers and help grow their businesses. At the same time, Advanstar's central operational efficiency can be applied to Advanstar.com's operations, fulfillment, and customer service needs, providing better service to our internet customer base.""

Mr. Krakoff added, "The internet is an important and growing part of our customers marketing mix, and thus will become an increasingly important part of our integrated product offerings. We have invested considerable time, effort and money to build solutions that are effective marketing vehicles for our customers and provide useful information and tools for our audiences. These efforts and investments will continue."

About Advanstar Communications Inc.
-----------------------------------

Advanstar Communications Inc. is a worldwide business information company serving specialized markets with high-quality information resources and integrated marketing solutions. Advanstar has 106 top business and professional publications, 108 exhibitions and conferences, 79 Web sites, and a wide range of direct marketing, database and reference products and services. Advanstar serves targeted market sectors in such industries as telecommunications, CRM/call center, e-commerce, retail, travel, hospitality, beauty, fashion, healthcare, pharmaceutical, manufacturing and processing. The company has more than 1,400 employees and currently operates from multiple offices North America, Latin America, Europe and Asia. For more information on Advanstar Communications, visit www.advanstar.com.
      -----------------

About Advanstar.com and Hive4(TM) brands
----------------------------------------

Advanstar.com, based in New York, is the Internet sister company to Advanstar Communications Inc. Advanstar.com's mission is to bring buyers and sellers together online in the markets already served by Advanstar Communications. By integrating content, business and transaction-enabling services and relationships, the Hive4(TM) branded web communities provide highly personalized environments that facilitate customer interaction. For more information on Hive4, visit www.Hive4.com.
             -------------
                                     # # #

CONTACT:           Michelle Mitchell
                   Corporate Marketing Manager
                   Advanstar Communications
                   440-891-2766
                   mmitchell@advanstar.com
                   -----------------------